Exhibit 99

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each province of Canada but has not yet become final for the purpose of a distribution.  Information contained in this preliminary short form prospectus may not be complete and may have to be amended.  The securities may not be distributed until a receipt is obtained from the securities regulatory authorities for the short form prospectus.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered by this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act” ), or any state securities laws, and may not be offered, sold or otherwise disposed of, directly or indirectly, within the United States or to or for the account or benefit of any “U.S. person”  as that term is defined in Regulation S under the U.S. Securities Act unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.  See  “Plan of Distribution” .

PRELIMINARY SHORT FORM PROSPECTUS

New Issue		April 2, 2004
DRAXIS Health Inc. $20,000,005 3,053,436 Units

This short form prospectus qualifies the distribution (the “Offering”) of 3,053,436 units (“Units”) of DRAXIS Health Inc. (“DRAXIS” or the “Corporation”), each Unit to consist of one common share (a “Common Share”) of the Corporation and one-half of one warrant (a “Warrant”) to purchase a Common Share.  Each whole Warrant entitles the holder thereof to purchase one Common Share at a price of $8.50 for a period of two years from its date of issue.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DAX” and on The Nasdaq National Market (“Nasdaq”) under the symbol “DRAX”. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus.  The Common Shares and Warrants are immediately separable at the closing of this Offering.

The offering price of the Units has been determined by negotiation between DRAXIS and Desjardins Securities Inc. and CIBC World Markets Inc. (the “Underwriters”). See “Plan of Distribution”. On March 31, 2004, the last trading day on the TSX and Nasdaq before the announcement of the Offering, the closing price of the Common Shares was $6.75 on the TSX and US$5.15 on Nasdaq.  The Corporation has applied to list the Common Shares comprising part of the Units being distributed hereunder and the Common Shares issuable upon the exercise of the Warrants comprising part of the Units being distributed hereunder on the TSX and Nasdaq.  The Corporation has also applied to list the Warrants on the TSX.  Listing will be subject to the Corporation fulfilling all of the requirements of the TSX and Nasdaq, as applicable.

Investing in the Units involves risks, including those that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Price: $6.55 per Unit
	Price to the Public	Underwriters’ Fee	Net Proceeds to the Corporation (1)
Per Unit	$6.55	$0.36025	$6.18975
Total (2)	$20,000,005	$1,100,000	$18,900,005

(1)          Before deducting the aggregate expenses of the Offering, estimated to be $500,000, which, together with the Underwriters’ fee, will be paid for by the Corporation.

(2)          The Corporation has granted to the Underwriters an option (the “Over-allotment Option”) exercisable in whole or in part, at any time up to 30 days after the closing of the Offering, to acquire, at the issue price hereunder, up to an aggregate of 458,016 additional Units (the “Additional Units”).  If the Over-allotment Option is exercised in full, the total Price to Public, Underwriters’ Fee and Net Proceeds to the Corporation before expenses will be  $23,000,010, $1,265,005 and $21,735,004, respectively.  This short form prospectus also qualifies the Over-allotment Option and the Additional Units issuable upon exercise by the Underwriters of the Over-allotment Option in each of the provinces of Canada.  Unless the context otherwise requires, references herein to the “Offering”, “Units”, “Common Shares”, and “Warrants” assume the exercise of the Over-allotment Option in full.

The Underwriters, as principals, conditionally offer the Units, subject to prior sale, if, as and when issued by DRAXIS and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by McCarthy Tétrault LLP and on behalf of the Underwriters by Cassels Brock & Blackwell LLP.  In connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market.  See “Plan of Distribution”.

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on April 22, 2004, or on such other date as the Corporation and the Underwriters may agree, but not later than May 6, 2004, and that certificates representing the Common Shares and Warrants will be available for delivery at the closing of the Offering.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE
ELIGIBILITY FOR INVESTMENT
FORWARD-LOOKING STATEMENTS
EXCHANGE RATE INFORMATION
CORPORATE INFORMATION
RECENT DEVELOPMENTS
DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
CONSOLIDATED CAPITALIZATION
RISK FACTORS
LEGAL PROCEEDINGS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
PURCHASER’S STATUTORY RIGHTS
AUDITORS’ CONSENT
CERTIFICATE OF THE CORPORATION
CERTIFICATE OF THE UNDERWRITERS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commission or similar authority in each province of Canada, and with the Securities and Exchange Commission (“SEC”) in the United States, are specifically incorporated by reference in this short form prospectus:

(i)    SEC Form 20-F (annual information form) of the Corporation dated May 14, 2003;

(ii)   audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial year ended December 31, 2003 (expressed in US dollars and presented in accordance with US GAAP), together with the report of the auditors thereon;

(iii)  management’s discussion and analysis for the year ended December 31, 2003 (in relation to financial statements presented in accordance with US GAAP);

(iv)  audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial year ended December 31, 2003 (expressed in US dollars and presented in accordance with Canadian GAAP), together with the report of the auditors thereon; and

(v)   management’s discussion and analysis for the year ended December 31, 2003 (in relation to financial statements presented in accordance with Canadian GAAP).

Any documents of the Corporation of the type referred to above (excluding confidential material change reports) filed by the Corporation with a securities commission or similar regulatory authority in Canada on or after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation, 16751 Trans-

Canada Road, Kirkland, Québec  H9H 4J4 (Telephone (514) 630-7060). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation at the above-mentioned address and telephone number.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, the purchase of the Units offered by this short form prospectus is not prohibited, subject to general investment provisions and, in certain cases, subject to prudent investment requirements and additional requirements relating to investment or lending policies or goals, under or by the following statutes:

Insurance Companies Act (Canada)	The Trustee Act (Ontario)
Pension Benefits Standards Act, 1985 (Canada)	Loan and Trust Corporations Act (Ontario)
Trust and Loan Companies Act (Canada)	An Act respecting insurance (Québec) for an insurer,
Loan and Trust Corporations Act (Alberta)	as defined therein, incorporated under the laws of
Insurance Act (Alberta)	the Province of Québec, other than a guarantee
Employment Pension Plans Act (Alberta)	fund
Pension Benefits Standards Act (British Columbia)	An Act respecting trust companies and savings
Financial Institutions Act (British Columbia)	companies (Québec) for a trust company, as
The Insurance Act (Manitoba)	defined therein, which invests its own funds and
The Trustee Act (Manitoba)	funds received as deposits and a savings company
The Pension Benefits Act (Manitoba)	(as defined therein) investing its funds
Pension Benefits Act (Nova Scotia)	Supplemental Pension Plans Act (Québec)
Trustee Act (Nova Scotia)	The Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)

In addition, in the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the provisions of the Income Tax Act (Canada) (the “Tax Act”) and the proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof, provided the Common Shares are listed on the TSX and, in the case of the Warrants, the Corporation deals at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the Plan (defined below), if issued on the date hereof, the Common Shares and Warrants would be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans or deferred profit sharing plans (the “Plans”).  Such counsel are also of the opinion, based in part on a certificate of an officer of the Corporation, that the Common Shares and Warrants, if issued on the date hereof, would not be “foreign property” under the Tax Act for Plans (other than registered education savings plans) and certain other persons to whom Part XI of the Tax Act applies.  Registered education savings plans are not subject to tax on holdings of foreign property.

FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this short form prospectus may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this short form prospectus, such statements use such words as “may”, “will”, “expect”, “believe”, “plan” and other similar terminology. All statements, other than statements of historical fact, included or incorporated by reference in this short form prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future are forward-looking statements. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this short form prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under “Risk Factors”. Although the forward-looking statements contained or incorporated by reference in this short form prospectus are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this short form prospectus, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances.

EXCHANGE RATE INFORMATION

In this short form prospectus, references to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to United States dollars.

The U.S. dollar exchange rate for Canadian dollars, based on the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on April 1, 2004, was US$0.7633 = Cdn$1.00. The following table sets forth, for the fiscal years and dates indicated, certain exchange rate information based on the Noon Buying Rate.

	Cdn$per US$			US$per Cdn$
	High	Low	Mid	High	Low	Mid
Fiscal 2001	$1.60520	$1.49010	$1.54859	$0.66774	$0.62461	$0.64595
Fiscal 2002	$1.61930	$1.50350	$1.57004	$0.65828	$0.62104	$0.63707
Fiscal 2003	$1.57760	$1.28400	$1.39927	$0.76935	$0.63824	$0.71668
Jan. 1, 2004 to April 1, 2004	$1.35890	$1.26820	$1.31745	$0.78302	$0.74789	$0.75921

CORPORATE INFORMATION

The Corporation was incorporated under the name Deprenyl Research Limited under the Canada Business Corporations Act on October 13, 1987. In May 1994, the Corporation changed its name to DRAXIS Health Inc. On July 1, 1994, DRAXIS amalgamated with Bone Health Inc. pursuant to a statutory plan of arrangement. On July 14, 1995, the Corporation amended its articles to create employee participation shares.  On January 1, 1997, DRAXIS amalgamated with Tican Pharmaceuticals Inc. pursuant to articles of amalgamation.  On October 1, 1997, DRAXIS amalgamated with Spectro-Pharm Inc. (“Spectro-Pharm”) pursuant to articles of amalgamation.  On January 1, 1999, DRAXIS amalgamated with DAHI Animal Health Inc., DAHI Animal Health (Ontario) Inc., DRAXIS Animal Health (Canada) Inc., Viapharm Inc. and DRAXIS Orthopaedics Inc. pursuant to articles of amalgamation.  The Corporation’s registered and principal office is located at 6870 Goreway Drive, 2nd Floor, Mississauga, Ontario, L4V 1P1.

Unless otherwise noted or the context otherwise indicates, references to the “Corporation” or “DRAXIS” are to DRAXIS and its subsidiaries.

Particulars regarding ownership of the material subsidiaries of the Corporation are set out below.

DRAXIS is an integrated specialty pharmaceutical company with strong core competencies in two segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. (“DRAXIMAGE”) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. (“DPI”).  Management of the Corporation believes that both DRAXIMAGE and DPI have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses.

The Corporation’s primary operational focus in 2004 will continue to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalizing on additional new business opportunities that are consistent with the Corporation’s capabilities and that contribute to the long-term value of the Corporation.

RECENT DEVELOPMENTS

On March 1, 2004, DRAXIS announced that DRAXIMAGE had received approval from the FDA to produce and market MDP-25, a new formulation of a diagnostic product for preparing a skeletal imaging agent that is used to demonstrate areas of altered osteogenesis or bone growth.  This new MDP-25 formulation provides an increased ability to more effectively image the extremities of the skeleton, particularly hands and feet.  Therefore, physicians are provided the opportunity to conduct improved whole-body skeletal imaging.  For example, applications of MDP-25 include metastatic bone disease, Paget’s disease, arthritic disease and osteomyelitis.  It is anticipated that the new MDP-25 diagnostic imaging kit will be available through DRAXIMAGE and its distribution network during the second quarter of 2004.

On March 22, 2004, the Corporation announced that DRAXIMAGE had concluded a distribution agreement with Isotope Product Laboratories (“IPL”), a California-based producer of radioactive sources for nuclear medicine and radiography.  Pursuant to the agreement, DRAXIMAGE will market the full line of IPL medical products in

Canada, including calibration references for imaging applications and calibration sources for PET (Positron Emission Tomography) and SPET (Single Photon Emission Tomography), both well established modes of diagnostic medical imaging.  DRAXIMAGE will also introduce PerflexionTM, IPL’s new flexible Cobalt-57 flood source, in Canada during the second quarter of 2004.

On March 31, 2004, DRAXIS announced that it had entered into a binding letter of intent with SGF Santé Inc. (“SGF”) to acquire from SGF its 32.65% interest in DPI for a price of $13 million in cash (the “Share Purchase”). The Share Purchase is conditional upon DPI’s repayment of approximately $6.4 million in outstanding loans owed by DPI within 60 days of the closing of the Share Purchase.  Closing of the Share Purchase is expected to take place on or about April 22, 2004. If certain events, including without limitation a change of control of the Corporation or DPI or a sale of all or substantially all of the assets of DPI, occur within 12 months of the closing of the Share Purchase, SGF may in limited circumstances be entitled to be paid an additional amount by the Corporation reflecting any increased value for DPI in such transaction.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

Each Common Share entitles the holder thereof to receive notice of and to attend all meetings of the shareholders of the Corporation and have one vote for each Common Share held at all meetings of shareholders.  The directors are elected at each annual meeting of shareholders and do not stand for re-election at staggered intervals.

Each Common Share participates in any dividend, as and when declared by the Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors may from time to time determine, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or ratably with the holders of the Common Shares, and all dividends which the Board of Directors may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class or shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or ratably with the holders of the Common Shares, be entitled to participate ratably in any distribution of the assets of the Corporation.

Warrants

General

The Warrants shall be transferable and will be issued in registered form pursuant to and will be governed by the terms of an indenture (the “Warrant Indenture”) to be entered into between the Corporation and Computershare Trust Company of Canada (the “Warrant Agent”).  Warrant certificates will be issued for whole Warrants only.  This section provides only a summary and is accordingly subject to the more detailed provisions of the Warrant Indenture.

Terms and Exercise Price of the Warrants

The Warrants are exercisable at any time after their date of issue on or before 5:00 p.m. (local time) up to and including the date that is two years from their date of issue.  Each whole Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $8.50, subject to certain adjustments as summarized below.  No fractional Common Shares will be issued upon the exercise of Warrants and in lieu thereof, if applicable, a cash payment will be made based on the then current market price of the Common Share.  Pursuant to the terms of the

Warrant Indenture, subject to applicable law, the Corporation may purchase, by private contract or otherwise, all of or any of the Warrants then outstanding and any Warrants so purchased will be cancelled.

Holders of the Warrants will not, as such, have any voting right or other right attaching to the Common Shares until the Warrants are properly exercised and Common Shares issuable upon the exercise of the Warrants are issued as will be provided for in the Warrant Indenture.

Adjustment of Exercise Price and Subscription Rights

The Warrant Indenture also provides for adjustment in the exercise price and, in certain events, in the number of Common Shares issuable upon exercise of the Warrants upon the occurrence of certain events, including:

(i)             the subdivision or consolidation of the outstanding Common Shares;

(ii)          the distribution of Common Shares to all or substantially all of the holders of Common Shares by way of stock dividend or otherwise other than an issue of shares to holders of Common Shares as dividends paid in the ordinary course on the then outstanding Common Shares;

(iii)       the issuance of options, rights or warrants to all or substantially all of the holders of Common Shares entitling them to acquire Common Shares at less than 95% of the then Current Market Price (as will be defined in the Warrant Indenture) of the Common Shares; and

(iv)      the distribution to all or substantially all of the holders of Common Shares of any securities or assets (other than those referred to in (ii) above and other than cash dividends paid in the ordinary course) of the Corporation.

In the event of any reclassification of the Common Shares, any amalgamation, merger or other consolidation of the Corporation with another entity or the transfer of all or substantially all of the Corporation’s assets, the holders of the Warrants who exercise their Warrants thereafter will be entitled to receive and shall accept such securities and/or cash or other property as they would have been entitled to receive if, on the effective date of such event, they had been registered holders of the number of Common Shares to which such warrantholders were entitled upon the exercise of their Warrants.

Modification

From time to time the Corporation and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the interests of the holders of the Warrants.  Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by way of “extraordinary resolution” which is defined as a resolution passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66% of the aggregate number of Warrants then outstanding represented at the meeting or rendered by instruments in writing signed by the holders entitled to purchase not less than 66% of the aggregate number of Warrants then outstanding.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Introduction

In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares and Warrants by a purchaser of a Unit consisting of a Common Share and one-half of one Warrant pursuant to this Offering.  This summary is applicable to a purchaser who, for purposes of the Tax Act, is resident or deemed to be resident in Canada, holds the

Common Shares and Warrants as capital property, and deals at arm’s length and is not affiliated with the Corporation.  The Common Shares and Warrants will generally be considered capital property to a purchaser unless either the purchaser holds such Common Shares and Warrants in the course of carrying on a business of buying and selling securities or the purchaser has acquired the Common Shares and Warrants in a transaction or transactions considered to be an adventure in the nature of trade.  Certain purchasers who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have their Common Shares (and all other “Canadian securities”) treated as capital property by making an irrevocable election permitted by subsection 39(4) of the Tax Act.  This summary is not applicable to any holder which is a “financial institution” (as defined in the Tax Act) or to any holder an interest in which would be a “tax shelter investment” (as defined in the Tax Act).

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency (“CRA”) which have been made publicly available prior to the date hereof.  No assurance can be given that the Proposals will be enacted as proposed, if at all.  This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants, and does not describe the income tax considerations relating to the deductibility of interest on money borrowed by a purchaser of Common Shares and Warrants.  On October 31, 2003, the Minister of Finance released draft proposals regarding the deductibility of interest and other expenses (the “October 31 Proposals”) for public comment.  The October 31 Proposals could, among other things, adversely affect the deduction by a purchaser of interest on borrowings used to acquire Common Shares and Warrants pursuant to this Offering.  Moreover, the income and other tax consequences of acquiring, holding and disposing of Common Shares and Warrants will vary according to the status of the purchaser, the province or provinces in which the purchaser resides or carries on business and, generally, the purchaser’s own particular circumstances.  Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular purchaser.  Prospective purchasers should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares and Warrants, based on the purchaser’s particular circumstances.

Allocation of Cost

Purchasers of a Unit consisting of a Common Share and one-half of a Warrant will be required to allocate the aggregate cost thereof between the Common Share and one-half of a Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act.  The Corporation will allocate $6.20 to each Common Share and $0.35 to the one-half Warrant.  The Corporation believes that such allocation is reasonable, but such allocation will not be binding on CRA.

Exercise or Expiry of Warrants

No gain or loss will be realized by a holder upon the exercise of a Warrant.  The cost to a holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of the holder’s adjusted cost base of the Warrant so exercised and the price paid for the Common Share (i.e., the exercise price of the Warrant).  The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the holder of the expired Warrant.

Disposition of Common Shares or Warrants

In general, a holder of a Common Share or Warrant will realize a capital gain (or capital loss) on a disposition, or a deemed disposition of such Common Share or Warrant (other than a disposition of a Warrant on the exercise or expiry thereof), equal to the amount by which the proceeds of disposition of the Common Share or Warrant, as the case may be, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share or Warrant, as the case may be, to the holder.

A holder will be required to include in income one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year of a disposition of the Common Shares or Warrants and will generally be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the year of a disposition, the three preceding years or any subsequent year, to the extent and under the circumstances described in the Tax Act.

In general, in the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act.  Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

A “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its “aggregate investment income”.  For this purpose, investment income will include taxable capital gains.

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.  A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends.  Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.

PLAN OF DISTRIBUTION

Under an agreement (the “Underwriting Agreement”) dated April 2, 2004 between the Underwriters and the Corporation, the Corporation has agreed to issue and sell, and the Underwriters have agreed to purchase, on April 22, 2004, or on such other date as may be agreed, but in any event not later than May 6, 2004, subject to compliance with all necessary legal requirements and to the terms and conditions contained in the Underwriting Agreement, 3,053,436 Units, each at a price of $6.55 per Unit, payable in cash to the Corporation, against delivery. Pursuant to the terms of the Underwriting Agreement, the Corporation has agreed to pay fees to the Underwriters in the amount of $0.36025 per Unit in consideration of services rendered by the Underwriters in connection with the Offering. The offering price for the Units was determined by negotiation between the Corporation and the Underwriters.  The Corporation has granted the Underwriters the Over-allotment Option to purchase the Additional Units at the offering price to cover over-allotments, if any.  The Over-allotment Option expires 30 days after the closing of the Offering and may be exercised in whole or in part by the Underwriters .  If the Over-allotment Option is exercised, the Underwriters will receive a fee of $0.36025 per Additional Unit purchased pursuant thereto.  This short form prospectus qualifies the grant of the Over-allotment Option and the distribution of the Additional Units.

The closing sale price of the Common Shares on March 31, 2004, the last date on which the Common Shares traded prior to the first announcement of this Offering, was $6.75 on the TSX and US$5.15 on Nasdaq.

The Corporation has agreed that, for a period of 90 days following the closing of this Offering, neither it nor its subsidiaries will, nor will it announce any intention to, directly or indirectly, offer or sell, or enter into an agreement to offer or sell, any Common Shares or any other securities convertible into, exchangeable for, or otherwise exercisable into any securities of the Corporation (except in connection with its stock option plan or any other securities compensation plan and securities issued upon the exercise of rights thereunder and the exercise of currently outstanding convertible securities), without the prior written consent of Desjardins Securities Inc.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all the Units other than the Additional Units if any of the Units are purchased under the Underwriting Agreement.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase any Common Shares. The foregoing restriction is subject to certain exceptions, as long as the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in or raising the price of such securities. These exceptions include a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed to indemnify the Underwriters, their agents, advisors, shareholders, directors and officers in certain circumstances.

The Corporation has applied to list the Common Shares comprising part of the Units being distributed hereunder and the Common Shares issuable upon the exercise of the Warrants comprising part of the Units being distributed hereunder on the TSX and Nasdaq.  The Corporation has also applied to list the Warrants on the TSX.   Listing will be subject to the Corporation fulfilling all of the requirements of the TSX and Nasdaq, as applicable.  There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this short form prospectus.

The Units offered by this short form prospectus have not been and will not be registered under the U.S. Securities Act, or any state securities laws and may not be offered for purchase or sale, sold or otherwise disposed of, directly or indirectly, within the United States or to or for the account or benefit of any “U.S. person” as that term is defined in Regulation S under the U.S. Securities Act unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available.  Offers and sales of such Units within the United States of America or to or for the account or benefit of a U.S. person would constitute a violation of the U.S. Securities Act unless made in compliance with the registration requirements of the U.S. Securities Act or an exemption therefrom.  Each Underwriter has agreed that, except in accordance with the terms of an applicable exemption, it will not offer, sell or deliver the Units offered hereby within the United States or to or for the account or benefit of any U.S. persons.  Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Units in the United States.  In addition, until 40 days after the commencement of the Offering, an offer or sale of the Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from registration under the U.S. Securities Act.

USE OF PROCEEDS

The net proceeds to the Corporation from the sale of the Units are estimated to be approximately $18,400,000 based on a price of $6.55 per Unit and after deducting the Underwriters’ Fee and the estimated expenses of the Offering.  If the Over-allotment Option is exercised in full, the net proceeds to the Corporation are estimated to be approximately $21,235,000 after deducting the Underwriters’ Fee and the estimated expenses of the Offering.

The Corporation will use the net proceeds of this Offering to finance the acquisition of the 32.65% minority interest in DPI from SGF and to repay the outstanding loans owed by DPI to SGF in the aggregate amount of approximately $4.15 million and to Investissement Québec in the amount of approximately $2.25 million.  See “Recent Developments”.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation since December 31, 2003.

RISK FACTORS

In this section, the use of the pronouns “us”, “our”, “we” and similar terms mean the Corporation.

The following list of factors may not be exhaustive, as we operate in a rapidly changing business, and new risk factors emerge from time to time.  We cannot predict such risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.  Accordingly, we do not, and nor should shareholders of the Corporation or purchasers of Units, rely on forward-looking statements as a prediction of actual results.

The Units offered hereby involve a high degree of risk.  In addition to the other information in this short form prospectus and in the documents incorporated by reference herein, the following risk factors should be considered carefully in evaluating the Corporation and its business before purchasing the Units.  If any of the risks described below occurs, the business, results of operations and financial condition of the Corporation could be materially adversely affected.  In such case, the market price of the Corporation’s Common Shares could decline, and all or part of an investment in Units offered hereby may be lost.

We may not be able to get timely regulatory approval for our products and we must comply with regulatory requirements to manufacture and market our products.

Preclinical studies and clinical trials, as well as the manufacturing and marketing of our existing and potential products, are subject to extensive regulation and approval by the Health Products and Food Branch of Health Canada (“HPFB”) and other authorities in Canada and by numerous federal, state and local government authorities in the United States, including the FDA.  Similar regulatory requirements exist in Europe and other countries.  To the extent we choose to explore foreign markets, we may rely on licensees to obtain regulatory approvals in such countries.  Any failure or delay by us, our collaborators or licensees to comply with applicable requirements or obtain regulatory approvals for our products could adversely affect the marketing of products developed or licensed by us and our ability to receive product or royalty revenue.

The regulatory process, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources.  Moreover, if regulatory approval of a drug or diagnostic product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.  Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.  Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products.  In addition, a marketed drug and its manufacturer are subject to continual review.  Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

We manufacture, or expect to manufacture, many active pharmaceutical ingredients and advanced pharmaceutical intermediates that are used in our own and our customers’ drug products.  The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used are subject to regulation for safety and efficacy by the FDA, HPFB and other jurisdictions, as the case may be.  Such products must be approved by such agencies before they can be commercially marketed.  The process of obtaining regulatory clearance for marketing is uncertain, costly and time-consuming.  We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products.  To the extent that we and/or our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

Products manufactured by us will have to comply with the FDA’s cGMP and other FDA, HPFB or European guidelines and regulations.  Products containing radioactive isotopes will have to comply with the guidelines and regulations of the Canadian Nuclear Safety Commission in Canada and the Nuclear Regulatory Commission in the U.S. and with other similar regulations in other countries.  Additionally, certain of our customers may require us to adhere to additional manufacturing standards, even if not required by the FDA or other regulatory authorities.  Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements.  The FDA and other regulators periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements.  If we fail to comply with the cGMP requirements, we may become subject to possible regulatory action, and manufacturing at the facility could consequently be suspended, causing possible loss of profit, regulatory fines and third-party liability.  Any one of these events could have a material adverse effect on our business, financial condition and results of operations.

The FDA may also require the submission of any lot of a particular product for inspection.  If the lot of product fails to meet the FDA requirements, then the FDA could take any of the following actions:  (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and the patents of other parties could require us to stop using or to acquire a license for conducting certain business activities, and our competitive position and profitability could suffer as a result.

Our success will depend, in part, on our ability to obtain, enforce and maintain patent protection for our technology in Canada, the United States and other countries.  We cannot assure you that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology.  In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.  The patent positions of pharmaceutical and biotechnology firms, including us, are generally uncertain and involve complex legal and factual questions.  In addition, we do not know whether any of our current research endeavors will result in the issuance of patents in Canada, the United States, or elsewhere, or if any patents already issued will provide significant proprietary protection or will be circumvented or invalidated.  Since patent applications in the United States and Canada are maintained in secrecy for at least 18 months from the date of filing, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, we cannot be certain that we were the first to create inventions claimed by pending patent applications or that we were the first to file patent applications for such inventions.  Certain patents related to our products have expired.  Loss of patent protection could lead to new competition for these products, and others in the future, which would materially and adversely affect the financial prospects for these products and, to a lesser extent, the Corporation.

Our commercial success will also depend in part on our not infringing patents or proprietary rights of others and not breaching the licenses granted to us.  The degree of patent protection afforded to pharmaceutical or biotechnological inventions around the world is uncertain and varies significantly among different countries.  There can be no assurance that we will be able to obtain a license to any third-party technology or patents that we may require to conduct our business or that such technology or patents can be licensed at a reasonable cost.  Failure by us or our collaborators to obtain a license to any technology or patents that we may need to commercialize our technologies or products may result in delays in marketing our proposed products or the inability to proceed with the development, manufacture or sale of products requiring such licenses and may have a material adverse effect on us.

We have been required to, and may continue to be required to, engage in litigation and other patent proceedings to enforce patents issued to us, to defend our right, title and interest in patents related to our products and to determine the scope and validity of other parties’ proprietary rights.  These proceedings can be costly, and if the outcome of any such proceedings is adverse to us, we could lose the right to sell some of our products or could be required to pay damages.

We also rely on unpatented trade secrets, improvements and know-how to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees and consultants.  These agreements could be breached, and we may not have adequate remedies for any breach.  Further, our trade secrets could otherwise become known or be independently discovered by competitors.

If our collaborative and commercial relationships with third parties on whom we rely are unsuccessful, our business may suffer.

To be successful, we must continually establish and maintain strategic relationships with leaders in a number of biotechnology and pharmaceutical industry segments.  This is critical to success because such relationships enable us to extend the reach of our products and sales in various jurisdictions, generate additional revenue and develop and deploy new products in various marketplaces.  Entering into strategic relationships is complicated, as some of our current and future strategic partners may decide to compete with us in some or all of the markets or refuse to fulfill or honour their contractual obligations to us.

We have entered into a number of product and technology in-licensing and out-licensing arrangements in which our business and financial success is dependent on third parties.  In many of our product and technology in-licensing arrangements, the licensor is responsible for developing a body of data upon which we can base a submission to the HPFB, FDA or other regulatory authority.  The interests of the other party to each of these agreements may not be or remain consistent with our interests, and our collaborators may not succeed in developing a body of data that can form the basis of regulatory approval.  Should our collaborators fail to develop such body of data to enable us to obtain the requisite regulatory approvals or otherwise fail to honor their commitments to us or meet our expectations, our business, financial condition and results of operations may be materially and adversely affected.  In addition, we cannot control the amount and timing of resources our collaborators devote to the products and technology to which they have rights or to the subject matter of our agreements with them generally.  The agreements may be terminated by our collaborators in certain circumstances.

To the extent we enter into product out-licensing arrangements for the marketing or distribution of our own products with collaborative partners, any revenues we receive will depend upon the efforts of third parties.  There can be no assurance that any third party will market our products successfully or that any third-party collaboration will be on terms favourable to us.  If any marketing partner does not market a product successfully, our business might be materially and adversely affected.

A significant portion of our business is dependent on a small number of key customers.

As at December 31, 2003, the Corporation’s three largest customers represented 41% of our total revenues.  The termination by any of these customers of its relationship with us would have a material adverse effect on our business, financial condition and results of operations.

If our collaborators, employees, or consultants disclose our confidential information to others despite confidentiality agreements in place, our business may suffer.

Our practice is to require our employees, collaborators, consultants and outside scientific advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships.  These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to certain specific limited exceptions.  In the case of employees, the agreements provide that all inventions conceived by the individual shall be our exclusive property.  These agreements, however, may not provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with manufacturing, nuclear safety and environmental regulations, our existing and future operations may be curtailed, and we could be subject to liability.

Pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug.  There can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product.  Any lag time in the initiation of a contract to manufacture a product and the actual initiation of manufacture at our facilities could cause us to lose profits or incur liabilities.

We have in place facilities and procedures designed to reduce and, to the extent possible, eliminate the risk of environmental contamination resulting from the processing of raw materials and, more specifically, from the radiopharmaceutical business of our subsidiary DRAXIMAGE and the manufacturing business of our subsidiary DPI.  We also have in place a regular maintenance program to ensure continued compliance with all applicable environmental regulations.

Canadian and U.S. federal, state, local and provincial regulations govern extensively the use, manufacture, storage, handling, transport and disposal of hazardous material and associated waste products.  Although we believe that the operations at our facilities comply in all material respects with the applicable environmental laws in Canada and the United States, we cannot completely eliminate the risk of substantial environmental liabilities.  Any failure by us or any of our subsidiaries to comply with the present or future environmental laws in Canada, the United States or elsewhere could result in any of the following:  (i) cessation of portions or all of our or our subsidiaries’ operations; (ii) imposition of fines; (iii) restrictions on our or our subsidiaries’ ability to carry on or expand our operations; (iv) significant expenditures by us in order to comply with environmental laws and regulations; or (v) liabilities in excess of our resources.  Any of these sanctions could have a material adverse effect on our business, financial condition and results of operations.

Our business could be harmed if there were a dispute or disruption with our unionized employees.

Although our subsidiary DPI currently has a five-year collective agreement with the United Food & Commercial Workers International Union, Local 291 (AFL-CIO), which was ratified in February 2004, there can be no assurance that future labour difficulties will not arise.  Should such difficulties arise which lead to significant grievance issues and/or a labour strike, such events might have a material adverse effect on our business.

Factors beyond our control could cause interruption in our operations, which would adversely affect our reputation in the marketplace and our results of operations.

To succeed, we must be able to operate our manufacturing facilities without interruption and deliver radiopharmaceutical products in a timely manner.  We could suffer an interruption caused by damage from a variety of sources, many of which are not within our control, including fire, flood, earthquake and other natural disasters; power loss and telecommunication failure; disruption to transportation systems; equipment or machinery failure; software and hardware errors, failures or crashes and similar disruptions; or undue delays or restrictions with air transport systems and cross-border shipments.  Any significant interruptions in our operations or our ability to deliver time-sensitive products would damage our reputation in the marketplace and have a negative impact on our results of operations.

Although we carry insurance, a successful liability claim could negatively impact our business.

The use of any of our unapproved products under development and the sale of any approved products may expose us to liability claims resulting from the use of these products.  Such claims might be made directly by consumers, healthcare providers or pharmaceutical companies or others selling such products.  We currently have liability insurance, but we cannot provide assurance that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to this potential liability.  We might not be able to maintain or obtain additional commercially reasonable product liability insurance for any products approved for marketing.  A successful product liability claim or a series of claims brought against us could have a material adverse effect on our business, financial condition or results of operations.  Even unsuccessful product liability claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products.

If the market does not accept our products, our business could be harmed.

There can be no assurance that any of our products in development or products recently launched will achieve market acceptance.  The degree of market acceptance will depend upon a number of factors, including the receipt of regulatory approvals, the establishment and demonstration in the medical community of the clinical efficacy and safety of the products, the establishment and demonstration of the potential advantages over existing and new diagnostic and treatment methods and the reimbursement policies of government and third-party payors.  There can be no assurance that physicians, patients, payors or the medical community in general will accept and utilize any existing or new products that may be developed or manufactured by us.

We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.  There can be no assurance that existing products or new products developed by our competitors will not be more effective, or be more effectively marketed and sold, than any that may be developed or sold by us.  Competitive products may render our products obsolete and uncompetitive prior to recovering research, development or commercialization expenses incurred with respect to any such products.

Many of our existing or potential competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than do we.  In addition, many of these competitors have significantly greater experience in undertaking research, preclinical studies and human clinical trials of new pharmaceutical products, obtaining regulatory approvals and manufacturing and marketing such products.  Accordingly, our competitors may succeed in commercializing products more rapidly or effectively, which could have a material adverse effect on our business, financial condition or results of operations.

Failure of one of our current or future clinical trials could have a materially negative impact on our future prospects.

The development of new products is subject to a number of significant risks.  Potential products that appear to be promising in various stages of development may not reach the market for a number of reasons.  Such reasons include the possibility that the potential product will be found ineffective or unduly toxic during preclinical or clinical trials, fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical to market or not achieve market acceptance, or be precluded from commercialization by proprietary rights of third parties.  Certain products we are attempting to develop have never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable.  Production of such products may require the development of new manufacturing technologies and expertise.  The impact on our business in the event that new manufacturing technologies and expertise would have to be developed is uncertain.  Many of our potential products will require significant additional research and development efforts and significant additional preclinical and clinical testing prior to any commercial use.  There can be no assurance that we will successfully meet any of these technological challenges or others that may arise in the course of development.

Before obtaining regulatory approval for the commercial sale of any product under development, we must demonstrate through preclinical studies and clinical trials that the product is safe and efficacious.  The results of preclinical studies and early-stage clinical trials may not be totally predictive of results obtained in larger late-stage clinical trials, and there can be no assurance that our or any collaborators’ clinical trials will demonstrate safety and efficacy, achieve regulatory approvals or result in marketable products.  A number of companies in the biotechnology and pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials.  Failure to successfully complete clinical trials on a timely and cost-effective basis could have an adverse effect on our future business, financial condition and results of operations.

Our profit depends in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations.

The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payors to contain or reduce the costs of healthcare through various means.  For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals, medical devices and diagnostic products is subject to government control.  In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls.  In addition, an increasing emphasis on managed healthcare in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.  While we cannot predict whether such legislative or regulatory proposals will be adopted or the effects such proposals or managed care efforts may have on our business, the announcement and/or adoption of such proposals or efforts could have a material adverse effect on our business and financial condition and that of our current and prospective corporate partners.  Accordingly, our ability to establish strategic alliances may be adversely affected.  In addition, in Canada, the United States and elsewhere, sales of prescription pharmaceutical products and radiopharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans.  Third-party payors are increasingly challenging the prices charged for medical products and services.  To the extent we succeed in bringing new products to market, there can be no assurance that these products will be considered cost-effective and that reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis.  The Patented Medicine Prices Review Board, which monitors and controls prices of patented drug products marketed in Canada, may assert jurisdiction over our products under development which may limit the prices that can be charged for such products.  We may not be able to obtain prices for our products under development that will make them commercially viable.

Our future success depends on our ability to grow, and if we are unable to manage our growth effectively, we may incur unexpected expenses and be unable to meet our customers’ requirements.

We will need to maintain, expand and upgrade our manufacturing facilities and operations to execute current commercial obligations to customers, widen our customer base and increase manufacturing efficiencies over the next few years.  We cannot be certain that DPI will be able to enter into enough lucrative third-party contracts to increase its profitability.  If we do secure advantageous agreements, we cannot be certain that our employees, systems, procedures, controls, productive capacity and existing space will be adequate to support expansion of its operations.  Our future operating results will depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems and operational excellence in order to achieve established business objectives.  An unexpectedly large increase in the volume of manufacturing business or the number of orders placed by customers may require us to expand capacity and further upgrade our facilities and the technology related to our manufacturing.  We may not be able to project the rate of timing of such increases or customer demands accurately or to expand and upgrade our facilities and supporting systems and infrastructure to accommodate such increases.  Difficulties in managing future growth and meeting customers’ expanded requirements could have a significant negative impact on our business and its profitability.

Our financial results may fluctuate, and our future revenue and profitability are uncertain.

Our ability to achieve and maintain profitability in the foreseeable future depends on the commercial success of our products and services.  Because we will be launching or are in the process of launching new products in new markets, revenues are difficult to predict and may fluctuate substantially from period to period.  In addition, product development programs will require substantial additional investment, including the cost of clinical trials, obtaining additional regulatory approvals, if necessary, and marketing and sales expenses associated with potential new product introductions.  Our manufacturing facilities will continue to require capital investment in order to maintain, upgrade and expand their operations.  The success of our subsidiaries DRAXIMAGE and DPI will rely significantly on the ability of both companies to maintain and to increase substantially their manufacturing capabilities to satisfy customer demand.  There can be no assurance that, or when, we will successfully develop, receive regulatory approvals for, or manufacture or market any new products for our own marketing purposes or for third parties.  DPI may fail to secure sufficiently lucrative third-party manufacturing contracts to increase its profitability.  The research, development, production and marketing of new products will require the application of considerable technical and financial resources by us and our collaborators, while revenues that are generated by such products, if successfully developed and marketed, may not be realized for several years.  We may not be able to sustain profitability.  We may require external financing to complete certain aspects of our strategic plan, and external sources of capital may not be available at an acceptable cost.

If we cannot adapt to changing technologies, our products and services may become obsolete and our business could suffer.

Because the biotechnology and pharmaceutical industry is characterized by rapid technology change and obsolescence, we may be unable to anticipate changes in our current and potential customer requirements that could make our existing technology obsolete.  Our success will depend, in part, on our ability to continue to enhance our existing products and services, develop new technology that addresses the increasing sophistication and varied needs of our respective customers, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis.  The development of our proprietary technology and investing in certain niche markets entails significant technical and business risks.  We may not be successful in using our new technologies or exploiting our niche markets effectively or adapting our businesses to evolving customer requirements or emerging industry standards.

Our common share price has been, and is likely to continue to be, volatile.

The market prices for the securities of pharmaceutical and biotechnology companies, including ours, have historically been highly volatile, and the market has, from time to time, experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.  Factors such as fluctuations in our operating results, announcements of competing technological innovations or new therapeutic products by our competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by us or others and general market conditions can have an adverse effect on the market price of our shares.  In particular, the realization of any of the risks described herein could have a material adverse impact on such market price.  Sales of substantial amounts of our shares in the public market, or the perception that such sales will occur, could also adversely affect the market price of our shares and make it more difficult in the future for us to raise funds through equity offerings.

We are exposed to exchange rate fluctuations which could negatively affect our business.

A substantial portion of our revenues are now, and are expected to continue to be, realized in US dollars.  Our operating expenses are primarily paid in Canadian dollars.  Material fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material effect on our results of operations.  In particular, we may be adversely affected by a significant and rapid strengthening of the Canadian dollar against the U.S. dollar.  We do not currently use derivative instruments to hedge our foreign exchange risk and currently have no plans to do so in the near future.

If we lose the services of key personnel, we may be unable to replace them, and our business could be negatively affected.

Our success depends on the retention of principal members of our management and scientific staff and on our ability to continue to attract, motivate and retain additional key personnel.  The market for retaining and obtaining such key personnel is intensely competitive, and the loss of the services of key personnel or the failure to recruit necessary replacement and additional personnel in a timely manner could materially and adversely affect operations and our research and development efforts.

Although we consider the Corporation to have good defences to such action, should the current lawsuit against us succeed, we could incur a substantial loss

While we believe the Corporation has good defences to the Knoll proceeding (see “Legal Proceedings” below), this dispute may not be resolved in our favour.  It is possible that a court or arbitration tribunal may find us to be in breach of certain agreements, or of infringing validly issued patents of third parties or practising the intellectual property of others.  In that event, in addition to the cost of defending the underlying proceeding, we may have to pay license fees, additional royalties and/or damages and may be ordered to assign certain Anipryl®-related patents and be prohibited from conducting certain activities. Under such circumstances, we could incur substantial loss and our business could be negatively affected.

If interest rates increase materially, our interest expense could increase materially, and our results of operations could be negatively affected.

All of the Corporation’s third-party debt is based on a variable interest rate.  Any material changes to interest rates could result in materially increased interest expense and decreased results of operations.

LEGAL PROCEEDINGS

From time to time, the Corporation becomes involved in legal proceedings and claims which arise in the ordinary course of business. With the exception of the matter described below related to Anipryl®, a companion animal health product, the Corporation considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Corporation.

In 1998, a Canadian legal proceeding was launched against the Corporation and Deprenyl Animal Health, Inc. (“DAHI”), a subsidiary of the Corporation which receives licensing and royalty revenue related to Anipryl®, by a former consultant, Jozsef Knoll, claiming royalty entitlements based on the net profit from sales of Anipryl®.  Total damages claimed are US$100 million.  The plaintiff also claims entitlement to certain shares of DAHI. The plaintiff has taken no steps since 1999 to move the claim forward and may not do so.  The Corporation believes that it has good defences to this claim and that it is without merit and has and will continue to vigorously defend itself.

LEGAL MATTERS

Certain legal matters relating to the Units offered by this short form prospectus will be passed upon by McCarthy Tétrault LLP on behalf of the Corporation and by Cassels Brock & Blackwell LLP on behalf of the Underwriters.

As of the date hereof, (a) the partners and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of the outstanding common shares of the Corporation or any of its associates or affiliates, and (b) the partners and associates of Cassels Brock & Blackwell LLP beneficially owned, directly or indirectly, less than 1% of the outstanding common shares of the Corporation or any of its associates or affiliates.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 1 Place Ville Marie, Montréal, Québec H3B 4T9. The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Corporation of Canada at its principal office in Toronto, Ontario.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in each province of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

We have read the preliminary short form prospectus of Draxis Health Inc. (the “Corporation”) dated April 2, 2004 relating to distribution of units comprised of common shares and common share purchase warrants. We have complied with Canadian generally accepted standards for auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 presented in accordance with Canadian GAAP.  Our report is dated February 5, 2004, except for note 25 which is as of March 31, 2004.

We also consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003 presented in accordance with US GAAP.  Our report is dated February 5, 2004, except for note 25 which is as of March 31, 2004.

/s/ Deloitte & Touche LLP
Montreal, Canada
April 2, 2004

CERTIFICATE OF THE CORPORATION

Date:     April 2, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purpose of the province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) MARTIN BARKIN	(Signed) MARK OLEKSIW
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) STEWART SAXE	(Signed) BRIAN KING
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Date: April 2, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all the provinces of Canada. For the purpose of the province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

Desjardins Securities Inc.

By:	(Signed) GORDON H. LAROCK

CIBC World Markets Inc.

By:	(Signed) MARC A. LÉTOURNEAU